Exhibit 3.1

AMENDMENT TO THE BY-LAWS

OF

DWS GLOBAL COMMODITIES STOCK FUND, INC.

Article II, Section 2 of the Fund’s By-laws shall be amended to read as follows effective July 15, 2009:

SECTION II – ANNUAL MEETINGS. The annual meeting of the Stockholders of the Corporation shall be held on a date fixed from time to time by the Board of Directors.